

August 18, 2011

Via Fax

Mr. Brett Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

      Re: Inland Real Estate Corporation
             Form 10-K
             Filed February 28, 2011
             File No. 001-32185

Dear Mr. Brown:

We have reviewed your response letter dated August 3, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting

Accounting Policies, page 77

1. We have considered your response to our prior comment 1. With respect to your sale of tenant-in-common interests we note that in the event of a disagreement where 75% of the holders of interests consent to a proposed action, the minority group must either consent to the decision or sell their interests at a price determined by the majority group. In this regard, explain to us how you determined that these entities are under joint control. Additionally, please tell us the relationship if any the company has to the manager of the joint ventures in this arrangement.

2. With respect to your sale of Delaware Statutory Trust Interests, we note that the majority holder of interests has the right to terminate the trustee for cause and appoint a successor upon the removal of a trustee. Please explain to us how you determined that these trusts are under joint control.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief